UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Emmis Communications Corporation
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

291525103
(CUSIP Number)

Jeffrey H. Smulyan
c/o Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204
(317) 266-0100

with a copy to:

James M. Dubin, Esq.
c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 291525 10 3	Page 2 of 9

1	NAME OF REPORTING PERSON: Jeffrey H. Smulyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,228,793.071
	8	SHARED VOTING POWER: 30,6252
	9	SOLE DISPOSITIVE POWER: 6,228,793.071
	10	SHARED DISPOSITIVE POWER: 30,6252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,502,996.35 1, 2, 3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Approximately 25.2%4
14	TYPE OF REPORTING PERSON: IN

___________________________

1
Consists of (i) 5,877.0745 shares of Class A Common Stock held in the 401(k) Plan, (ii) 9,755 shares of Class A Common Stock held by Mr. Smulyan individually, (iii)  4,930,680 shares of Class B Common Stock held by Mr. Smulyan individually, (iv) 11,120 shares of Class A Common Stock held by Mr. Smulyan as trustee for his children, (v) 3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece, (vi) options to purchase 97,565 shares of Class A Common Stock that are exercisable currently or within 60 days of April 27, 2010 and (vii) options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of April 27, 2010.  Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

CUSIP NO. 291525 10 3	Page 3 of 9

2	Consists of 30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting and dispositive control.

3
Includes 4,243,578.28 shares of Class A Common Stock beneficially owned by Alden Global Distressed Opportunities Fund, LP, Alden Global Distressed Opportunities Fund GP, LLC and Randall D. Smith (collectively, “Alden”), as disclosed on Alden’s Schedule 13D, filed on April 27, 2010, which consists of: (i) 1,406,500 shares of Class A Common Stock that Alden holds and (ii) 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer (the “Preferred Stock”) are convertible.

4
The calculation of the foregoing percentage is based on (i) 32,668,418 shares of Class A Common Stock outstanding as of January 4, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2009, (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer held by Alden, as disclosed on Alden’s Schedule 13D filed on April 27, 2010, and (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of April 27, 2010).  Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.  Holders of Class A Common  Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders,  with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and Mr. Smulyan, any affiliate of Mr. Smulyan and any group of which Mr. Smulyan or any affiliate of Mr. Smulyan is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law.  The shares of Preferred Stock have no voting rights.  The shares deemed to be beneficially owned by Mr. Smulyan represent approximately 66.7% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

CUSIP NO. 291525 10 3	Page 4 of 9

Amendment No. 5 to Schedule 13D

This Amendment No. 5 to Schedule 13D is being filed by Jeffrey H. Smulyan (the “Reporting Person”) and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”).  The Schedule 13D filed on October 3, 1995 by the Reporting Person, as amended and restated by Amendment No. 1 filed by the Reporting Person on May 10, 2006, as amended and supplemented by Amendment No. 2 filed by the Reporting Person on August 7, 2006 as amended and restated by Amendment No. 3 filed by the Reporting Person on September 18, 2006, and amended and supplemented by Amendment No. 4 filed by the Reporting Person on January 12, 2010, is hereby amended and supplemented by the Reporting Person as set forth below in this Amendment No. 5.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D, as amended and filed with the Securities and Exchange Commission.

Item 4.          Purpose of Transaction.

The disclosure in Item 4 is hereby amended and restated as follows:

“In early April 2010, Alden Global Capital and the Reporting Person first discussed the possibility of Alden Global Capital providing one or more methods of financing for a going private transaction with respect to the Issuer pursuant to which the Reporting Person or an entity controlled by him would acquire all of the outstanding voting stock of the Issuer not already controlled by the Reporting Person.  Alden Global Capital and JS Acquisition, Inc., an Indiana corporation controlled by the Reporting Person have signed a letter of intent (the “LOI”) in connection with the proposed going private transaction.  The LOI is attached hereto as Exhibit 1.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may engage in discussions with the Board of Directors and shareholders of the Issuer concerning the business, operations and future plans of the Issuer and general industry and economic conditions, except that the Reporting Person currently has no intention of selling any shares of Class A Common Stock or Class B Common Stock.  The Reporting Person, in such capacity, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, except that the Reporting Person currently has no intention of selling any shares of Class A Common Stock or Class B Common Stock.  If the transactions contemplated by the LOI are not consummated and depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Class A Common Stock and the Class B Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investments in the Issuer as he deems appropriate including, without limitation, communications with the Board of Directors, engaging in discussions with third parties about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Class A Common Stock or Class B Common Stock or related derivative securities or changing his intention with respect to any and all matters referred to in Items 4(a)-(j) of Schedule 13D, except that the Reporting Person currently has no intention of selling any shares of Class A Common Stock or Class B Common Stock.

CUSIP NO. 291525 10 3	Page 5 of 9

Other than as described above, the Reporting Person does not currently have any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)−(j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.”

Item 5.                 Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated as follows:

“(a)-(b) As of April 27, 2010, the Reporting Person may be deemed to beneficially own 4,401,520.36 shares of Class A Common Stock and 6,101,476 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at any time on a share-for-share basis.  The shares of Common Stock that the Reporting Person may be deemed to beneficially own consist of:

(i)	5,877.0745 shares of Class A Common Stock held in the 401(k) Plan;

(ii)	9,755 shares of Class A Common Stock held by the Reporting Person individually;

(iii)	11,120 shares of Class A Common Stock held by the Reporting Person for his children over which the Reporting Person exercises or shares voting control;

(iv)	3,000 shares of Class A Common Stock held by the Reporting Person as trustee for his niece over which the Reporting Person exercises or shares voting control;

(v)	options to purchase 97,565 shares of Class A Common Stock that are exercisable currently or within 60 days of April 27, 2010;

(vi)	30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which the Reporting Person shares voting control;

(vii)	4,930,680 shares of Class B Common Stock held by the Reporting Person individually;

(viii)	options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of April 27, 2010; and

(ix)
4,243,578.28 shares of Class A Common Stock beneficially owned by Alden Global Distressed Opportunities Fund, LP, Alden Global Distressed Opportunities Fund GP, LLC and Randall D. Smith (collectively, “Alden”), as disclosed on Alden’s Schedule 13D, filed on April 27, 2010, which consists of: (i) 1,406,500 shares of Class A Common Stock that Alden holds and (ii) 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer (the “Preferred Stock”) are convertible.

CUSIP NO. 291525 10 3	Page 6 of 9

The following is the information  required by Item 2 of this Schedule with respect to each person with whom the Reporting Person shares the power to vote or to direct the vote or to dispose or direct the disposition:

(a)    RONALD E. ELBERGER

(b)    The business address of Mr. Elberger is 135 North Pennsylvania Street, Suite 2700, Indianapolis, IN 46204.

(c)    The  present   principal occupation of Mr. Elberger is Attorney/Partner with Bose, McKinney & Evans, LLP.

(d)    During the past five years, Mr. Elberger has not  been convicted in a criminal  proceeding  (excluding  traffic violations or similar misdemeanors).

(e)    During the past five years, Mr. Elberger has not been a party to a civil  proceeding of a judicial or  administrative  body of  competent jurisdiction  and as a  result  of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject  to, federal or state  securities  laws or finding any violation with respect to such laws.

(f)    Mr. Elberger is a citizen of the United States of America.

(a)    BRUCE JACOBSON

(b)    The business address of Mr. Jacobson is 800 East 96th Street, Suite 500, Indianapolis, IN 46240.

(c)    The present  principal occupation of Mr. Jacobson is Senior Vice  President of KSM Business Services; he is a retired partner of Katz, Sapper & Miller LLP.

(d)    During the past five years, Mr. Jacobson  has  not  been convicted in a criminal  proceeding (excluding  traffic violations or similar misdemeanors).

(e)    During the past five years, Mr. Jacobson has not been a party to a civil  proceeding of a  judicial  or  administrative  body of competent jurisdiction and as a  result  of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject  to, federal or state  securities  laws or finding any violation with respect to such laws.

(f)    Mr. Jacobson is a citizen of the United States of America.

(a)    GARY KASEFF

(b)    The business address of Mr. Kaseff is 3500 W. Olive Avenue, Suite 1450, Burbank, CA 91505.

(c)    The present principal occupation of Mr. Kaseff is employee and director of the Issuer and certain of its subsidiaries.

(d)    During the past five years, Mr. Kaseff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 291525 10 3	Page 7 of 9

(e)    During the past five years, Mr. Kaseff has not been a party to a civil  proceeding of a judicial  or  administrative  body  of  competent jurisdiction  and as a  result  of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities  subject  to, federal or state  securities  laws or finding any violation with respect to such laws.

(f)    Mr. Kaseff is a citizen of the United States of America.

The shares that the Reporting Person may be deemed to beneficially own represent  approximately 25.2% of the outstanding shares of Class A Common Stock and 66.7% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.  Holders of Class A Common  Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders,  with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and the Reporting Person, any affiliate of the Reporting Person and any group of which the Reporting Person or any affiliate of the Reporting Person is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law.  The shares of Preferred Stock have no voting rights.

The shares that the Reporting Person may be deemed to beneficially own represent  approximately 25.2% of the outstanding shares of Class A Common Stock and 66.7% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.  Holders of Class A Common  Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders,  with each share of Class A Common Stock entitled to one vote per share, each share of Class B Common Stock entitled to ten votes per share and the shares of Preferred Stock have no voting rights, except as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law.

The percentage of the Class A Common Stock that the Reporting Person may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) 32,668,418 shares of Class A Common Stock outstanding as of January 4, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2009; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of Preferred Stock held by Alden, as disclosed on Alden’s Schedule 13D filed on April 27, 2010; and (iii) 5,980,751 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by the Reporting Person (including upon the exercise of options to purchase shares of Class B Common Stock held by such Reporting Person that are exercisable currently or within 60 days of April 27, 2010).

The percentage of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class, that the  Reporting  Person may be deemed to  beneficially  own as set forth in this Item 5 is  calculated  based on: (i) the number of outstanding shares of Class A Common Stock set forth in clause (i) of the  immediately preceding paragraph; (ii) 4,956,305 shares of Class B Common Stock outstanding as of January 4, 2010; (iii) the number of shares of Class B Common Stock issuable upon the exercise of options to purchase shares of Class B Common Stock held by the Reporting Person that are exercisable currently or within 60 days of April 27, 2010, if any; and (iv) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by the Reporting Person that are exercisable currently or within 60 days of April 27, 2010, if any.

In addition, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, the Reporting Person, entities controlled by the Reporting Person and/or Alden and its affiliates may be considered to be a “group” and therefore shares beneficially owned by Alden and its affiliates may be attributed to the Reporting Person.  The Reporting Person disclaims any membership or participation in a “group” with Alden and its affiliates.

CUSIP NO. 291525 10 3	Page 8 of 9

Except as otherwise provided in this Item 5, the Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the  disposition  of,  the shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own.

(c)    The Reporting Person has not effected any transactions in the Class A Common Stock or the Class B Common Stock during the past 60 days.

(d)    Not applicable.

(e)    Not applicable.”

Item 6.            Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The disclosure in Item 6 is hereby amended and supplemented by deleting the second paragraph thereof and replacing it with the following:

“The information set forth in response to this Item 6 is qualified in its entirety by reference to the LOI, which is incorporated herein by reference.”

Item 7.             Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit No.	Description	Filed With
1	Letter of Intent, dated April 26, 2010, by and among Alden Global Capital and JS Acquisition, Inc.	Filed with Amendment No. 5

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 27, 2010

/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan